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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

March 9, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Registrant”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Registrant with respect to VanEck Vectors Real Asset Allocation ETF (the “Fund”), a series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2017. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

General

Comment 1.	Please update or include all missing or bracketed information (e.g., the ticker symbol, the exchange, dates, and the fee table) in the Fund’s registration statement filed under Rule 485(b).

Response 1.	We hereby confirm that all missing or bracketed information will be updated or included in the Fund’s registration statement filed under Rule 485(b).

Comment 2.	The Staff notes that the Fund will be actively managed. Please explain to the Staff whether the Fund will be able to rely on the recently adopted generic listing standards for actively-managed ETFs. See Securities Exchange Act Release No. 78396 (July 22, 2016). If the Fund cannot rely on the generic listing standards for actively-managed ETFs, the Staff would expect that the Fund extend the effective date of the registration statement by filing 485BXT filings until the Commission’s Division of Trading and Markets has approved the Fund.

Response 2.	We hereby confirm that the Fund will rely on the recently adopted generic listing standards for actively-managed ETFs.

Prospectus

Comment 3.	Please note that comments made in one part of the prospectus apply to similar disclosure found elsewhere in the prospectus or statement of additional information (“SAI”).

Response 3.	We respectfully acknowledge the comment.

Comment 4.	In footnote (c) to the “Fund Fees and Expenses” table, please confirm that the fee waiver will continue for no less than one year from the effective date of the registration statement. If not, please delete footnote (c), the applicable line item from the fee table, the relevant text in the expense example, and similar text disclosed elsewhere in the registration statement relating to the fee waiver arrangement. See Instruction 3(e) to Item 3 of Form N-1A.

Response 4.	We hereby confirm that the fee waiver will continue for no less than one year from the effective date of the registration statement. We also note that the Registrant has previously filed the “Fund Fees and Expenses” table and corresponding footnotes in separate correspondence on EDGAR at the request of the Staff (“Fee Table Correspondence”), which similarly indicated that the fee waiver will continue for no less than one year from the effective date of the registration statement. Finally, we note that the management fee has been reduced since the submission of the Fee Table Correspondence.

Comment 5.	Please also disclose the termination date of the fee waiver and amount of the fee waiver in footnote (c).

Response 5.	The disclosure has been revised accordingly. We note that the amount of the fee waiver has changed since the submission of the Fee Table Correspondence.

Comment 6.	In the “Principal Investment Strategies” section, please describe in plain English how the Fund’s strategy will reduce downside risk during sustained market declines.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	In the “Principal Investment Strategies” section, please disclose any overall allocation of the underlying ETPs that may be expected as a result of the use of the Real Asset Model.

Response 7.	We respectfully acknowledge the comment; however, we believe the current disclosure is appropriate.

Comment 8.	In the “Principal Investment Strategies” section, please include disclosure describing any expected concentration in any industries or groups of industries or sectors. The Staff notes that the Fund includes “Concentration Risk” as a principal risk.

Response 8.	We respectfully acknowledge the comment. We believe that the existing disclosure is appropriate because the underlying ETPs in which the Fund may invest may be concentrated in various industries. Accordingly, we have moved this risk factor to the “Risk of ETPs” risk factor. We also note that the Fund itself does not have a fundamental policy to concentrate in any particular industry or group of industries.

Comment 9.	The Staff notes that the description of the Real Asset Model in the “Principal Investment Strategies” section is complex and uses industry jargon that retail investors would not understand. Please review this disclosure and revise for plain English. For example, the Staff notes the following: the description of the Real Asset Model’s asset allocation and selection process generally, and terms such as “mean reversion,” “volatility,” “sentiment,” and “macro-economic supply and demand.”

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please disclose any expected ranges of effective duration or dollar weighted maturity for the Fund’s investments in fixed income securities. In “Interest Rate Risk” in the “Risks of Investing in the Fund” section, please provide an example of duration. For instance, a duration of 3 years means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rate.

Response 10.	The disclosure has been revised to disclose expected ranges of effective duration or dollar weighted maturity for the Fund’s investments in fixed income securities. However, we believe that the “Interest Rate Risk” and “Risks of Investing in the Fund” sections currently contain appropriate disclosure and respectfully decline to revise these sections further.

Comment 11.	The disclosure states that the Fund may invest in equity securities of companies of any market capitalization range. Please consider disclosing any criteria as to market capitalization regarding the Fund’s investment in such companies.

Response 11.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate because the Fund may invest in companies of any market capitalization range, and there are no limitations on such investments.

Comment 12.	Please disclose whether the Fund has any limits on investment in junk bonds.

Response 12.	We respectfully acknowledge your comment. The Fund does not have any limits on investment in junk bonds, as it does not intend to invest in junk bonds. We note that the Fund may have indirect exposure to junk bonds via its investments in ETPs, and that the prospectus currently contains adequate disclosure on this point. As such, we respectfully decline to revise the disclosure.

Comment 13.	If the Fund will invest in REITs as a principal strategy, please include disclosure in the “Principal Investment Strategies” section. Otherwise please delete such disclosure from the “Risk of Investing in the Real Estate Sector” risk factor.

Response 13.	We respectfully acknowledge the comment; however, while the Fund does not currently anticipate investing directly in REITs, the Fund’s or the Subsidiary’s investments in ETPs will provide exposure to REITs and, consequently, we believe the current disclosure is appropriate.

Comment 14.	Please include disclosure in the “Principal Investment Strategies” section relating to the Fund’s investments in gold, as it is a principal risk of the Fund. Note that such disclosure may be included in a list of examples of various types of commodities described in a parenthetical after the term “commodities” in the second sentence of the first paragraph describing the principal investment strategies.

Response 14.	The disclosure has been revised accordingly.

Comment 15.	Please disclose whether the Fund may invest in securities denominated in US dollars and/or foreign currencies. If the Fund may invest in securities denominated in foreign currencies, please include a related risk factor.

Response 15.	The Fund currently intends to invest directly in securities denominated in US dollars only, but may be exposed to non-US dollar denominated securities through certain ETPs. The disclosure has been revised accordingly.

Comment 16.	The principal investment strategy disclosure indicates that the Fund will invest in futures and derivatives of physical commodities. However, the “Derivatives Risk” is generic and does not specify the principal derivatives that the Fund will use to achieve its investment objective. Please revise the principal investment strategy and risk disclosure to specify the types of derivatives in which the Fund will principally invest and the specific purposes for which they will be used by the Fund (e.g., hedging, speculation, or collateralizing cash).

Response 16.	We respectfully acknowledge the comment. We note that, while the Fund does not anticipate investing directly in futures and derivatives of physical commodities, it may gain exposure to such instruments through its investments in the Subsidiary. The disclosure has been revised accordingly, and we have included risk disclosure relating to investments in derivatives and futures under the section titled “Additional Non-Principal Risks.”

Comment 17.	The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please review the observations set forth in that letter and revise your disclosure of the use and risks of derivatives accordingly.

Response 17.	We have reviewed the registration statement and believe that the disclosure regarding the use and risks of derivatives is appropriate.

Comment 18.	If the Fund will sell credit default swaps, please supplementally state that the Fund will segregate the full notional amount to cover the obligations of the credit default swap.

Response 18.	The Fund does not currently intend to enter into credit default swap agreements as a seller of credit protection.

Comment 19.	Please disclose that the Subsidiary complies with provisions of the Investment Company Act of 1940, as amended (“1940 Act”), relating to affiliated transactions and custody. See Section 17 of the 1940 Act.

Response 19.	The Subsidiary complies with Section 17 of the 1940 Act on an aggregate basis with the Fund. The Subsidiary has the same custodian as the Fund.

Comment 20.	Please clarify that the principal risks and the principal investment strategies of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

Response 20.	We respectfully acknowledge the comment and note that the prospectus already states the same.

Comment 21.	Please review the disclosure of principal risks and principal investment strategies and clarify any risks and strategies that relate only to the Subsidiary. The Staff notes that the disclosure indicates that the Registrant will note for the purposes of the prospectus which strategies and risks refer to the Subsidiary and not the Fund.

Response 21.	We respectfully acknowledge the comment. We note that the prospectus already states that references to the Fund’s investment strategies and risks include those of its Subsidiary. We have modified the disclosure to note that certain risks apply to the Fund with respect to its investments in the Subsidiary.

Comment 22.	Please supplementally confirm in correspondence the following:

(i) The Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

(ii) The Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

(iii) The Subsidiary’s management fee, including any performance fee, has been included in the “Management Fee” line item in the “Fund Fees and Expenses” table and in related disclosure throughout the registration statement.

Response 22.	With respect to (i), we hereby confirm that the Subsidiary and its Board of Directors will agree to designate a domestic (U.S.) agent for service of process, although not required by applicable law.

With respect to (ii), we hereby confirm that the Subsidiary and its Board of Directors will agree to examination of the Subsidiary’s books and records by the Commission.

With respect to (iii), we note that pursuant to a management agreement between Van Eck Absolute Return Advisers Corporation (the “Adviser”) and the Subsidiary, the Adviser will receive certain fees for managing the Subsidiary’s assets and the Adviser will waive or credit such amounts against the fees payable to the Adviser by the Fund. The Subsidiary’s expenses will be included in the “Other Expenses” line item in the “Fund Fees and Expenses” table, and the Subsidiary’s management fee will be included in the “Management Fee” line item. There is no performance fee.

Comment 23.	For clarity, in the “Principal Risks of Investing in the Fund” section please consider grouping the principal risk factors of investing in the Fund separately (e.g., before) the risks of investing in the ETPs. Where a risk factor affects both the Fund and an underlying ETP, please revise to indicate that (e.g., market risk, which would affect both).

Response 23.	The disclosure has been revised accordingly.

Comment 24.	If there is any sub-prime exposure with respect to the Fund’s investments in real estate and REITs or real estate operating companies, please include disclosure relating to such exposure in the relevant risk factor in the “Principal Risks of Investing in the Fund” section.

Response 24.	We respectfully acknowledge the comment; however, we currently anticipate that the Fund, through its investments in ETPs, will have minimal sub-prime exposure and, accordingly, we believe the current disclosure is appropriate.

Comment 25.	The Staff notes that investing in natural resources is a principal strategy of the Fund. Please include a related principal risk factor in the “Principal Risks of Investing in the Fund” section.

Response 25.	The disclosure has been revised accordingly.

Comment 26.	The caption “Risk of Investing in Other ETFs and ETNs” refers to “other ETFs.” Please specify these other ETFs in the “Principal Investment Strategies” section and in this risk factor. If other ETFs are not a principal strategy of the Fund, please move this disclosure where additional risks are described and specify what the other ETFs are.

Response 26.	The Fund is a fund-of-funds, and the risk disclosure has been revised for clarity. We do not believe it is necessary to identify the specific underlying ETFs in which the Fund may invest, and we respectfully decline to make such change in response to this comment.

Comment 27.	In the “Risk of Investing in Other ETFs and ETNs” risk factor, please also disclose that ETNs are subject to counterparty risk.

Response 27.	The disclosure has been revised accordingly.

Comment 28.	In “Tax Risk” in the “Principal Risks of Investing in the Fund” section, please state whether the Fund has received an opinion of counsel to support its conclusion that the Fund’s income from commodity index-linked structured notes and the Subsidiary is qualified income for the purposes of the Internal Revenue Code (the “Code”).

Response 28.	The Fund has not received an opinion of counsel to support its conclusion that the Fund’s income from commodity index-linked structured notes and the Subsidiary is qualified income for the purposes of the Code.

Comment 29.	In “Tax Risk” in the “Principal Risks of Investing in the Fund” section, please briefly describe the potential impacts of the recently proposed regulations under the Code published on September 16, 2016 relating to the treatment of a registered investment company’s “subpart F” income. For example, please disclose how the proposed regulations, if finalized, would treat the Fund’s income exclusion with respect to the subsidiary as qualified income and under what conditions. Please also address when the proposed regulations, if adopted, would apply to the Fund. The Staff notes that somewhat similar disclosure is included in the SAI in the “Taxes” section.

Response 29.	The disclosure has been revised accordingly.

Comment 30.	For purposes of the “Performance” section, please supplementally disclose what the Fund’s broad-based index is going to be.

Response 30.	The Registrant expects the Fund’s broad-based index to be the Real Asset Blended Index (the “Broad-Based Index”), which consists of an equally weighted blend of the returns of Bloomberg Commodity Index, S&P Real Assets Equity Index, and VanEck Natural Resources Index. The Registrant will disclose the Broad-Based Index in the registration statement at the time that the Fund is required to disclose information regarding its performance.

Comment 31.	In the “Purchase and Sale of Fund Shares” section, please disclose the number of shares comprising a creation unit. If the amount of shares comprising a creation unit is less than 25,000, please insert the disclosure required by Form N-1A relating to this circumstance (e.g., Items 6(a) and 6(b); and Items 11(a)(2), 11(b) and 11(c)).

Response 31.	The disclosure has been revised accordingly.

Comment 32.	In the “Fundamental and Non-Fundamental Policies” section under “Additional Information about the Fund’s Investment Strategies and Risks,” please state whether the Fund will provide notice to shareholders of a change to its non-fundamental policies.

Response 32.	The disclosure has been revised accordingly.

Comment 33.	Please retitle the “Risks of Investing in the Fund” section “Principal Risks of Investing in the Fund” and ensure that only the principal risks are disclosed in that section. All other risks that are not principal risks should be disclosed elsewhere in the prospectus or SAI. See Item 9 of Form N-1A; and IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, p. 4.

Response 33.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 34.	Please supplementally confirm whether the manager of managers order includes aggregate fee disclosure relief.

Response 34.	We hereby confirm that the manager of managers order includes aggregate fee disclosure relief.

Comment 35.	For ease of reading, please consider re-formatting the “Portfolio Managers” section into two separate paragraphs, one for each portfolio manager.

Response 35.	The disclosure has been revised accordingly.

Comment 36.	In the “Intraday Value” section, please disclose whether the Fund may use stale value under certain circumstances or other elements that might adversely affect the use of the intraday value as an indicator of the current market value of the Fund’s shares. If such circumstances exist, please consider describing this as a principal risk of the Fund.

Response 36.	We respectfully acknowledge your comment. The Fund calculates its net asset value in accordance with its valuation procedures. In contrast, the intraday value of the Fund’s shares is disseminated by the exchange or by market data vendors or other information providers, rather than the Fund. We therefore respectfully decline to make changes to the disclosure in response to this comment.

Comment 37.	The Staff notes that the “Buying and Selling Exchange-Traded Shares” section includes the following statement:

“It is anticipated that the Shares will trade in the secondary market at prices that may differ to varying degrees from the NAV of the Shares.”

Please clarify in the same paragraph that shares of the Fund are bought and sold in the secondary market at the market price. Please also clarify in that sentence that shares may trade at a premium or discount to NAV in addition to stating that the market price of shares is more likely to differ significantly from the shares’ NAV. Please make conforming changes in the registration statement with respect to similar disclosure.

Response 37.	The disclosure has been revised accordingly.

Statement of Additional Information

Comment 38.	The Staff notes that references to the Fund’s investments in credit default swaps are in brackets. Please clarify whether the Fund will invest in credit default swaps, including whether it will buy and sell credit default swaps.

Response 38.	We do not currently anticipate that the Fund will invest in credit default swaps. The disclosure has been revised accordingly.

Comment 39.	The Staff notes the following statement in the “Investment Restrictions” section:

“Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.”

Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please add disclosure reflecting the Staff’s position.

Response 39.	The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

Comment 40.	In the “Special Considerations and Risks” section, where applicable, please identify the custodian for the Subsidiary, if different from the Fund.

Response 40.	The Subsidiary has the same custodian as the Fund. Accordingly, we have not made any revisions in response to this comment.

Comment 41.	In the “Special Considerations and Risks” section, please clarify if the Fund and the Adviser have elected to comply with the Commodity Futures Trading Commission harmonization regulations.

Response 41.	The disclosure has been revised accordingly.

Comment 42.	In the “Special Considerations and Risks” section, the Staff notes the following disclosure:

“To the extent that the Fund invests in the Subsidiary, the Fund may be subject to the risks associated with such commodities instruments and other securities.”

Please specify the “other securities” that this disclosure refers to.

Response 42.	The disclosure has been revised accordingly to remove the words “and other securities.”

Comment 43.	In the “Management” section, please state whether the Nominating and Corporate Governance Committee will consider nominees recommended by shareholders. If so, please describe the procedures to be followed by shareholders in making nominee recommendations. See Item 17(b)(2)(iv) of Form N-1A.

Response 43.	We respectfully acknowledge your comment. The Nominating and Corporate Governance Committee Charter is currently silent on this matter.

Comment 44.	In the “Management” section, please disclose specifically that the Adviser, as an investment adviser to the Subsidiary as defined pursuant to Section 2(a)(20) of the 1940 Act, will comply with Section 15 of the 1940 Act relating to investment advisory contracts.

Response 44.	The Registrant respectfully acknowledges the Staff’s position. However, because the Subsidiary is not registered as an investment company under the 1940 Act, the agreement between the Adviser and the Subsidiary is not subject to the requirements of Section 15 of the 1940 Act. Thus, the Registrant respectfully declines to disclose that the Adviser, as the investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts.

Comment 45.	The Staff notes that the management agreement between the Adviser and the Subsidiary is a material contract and should be filed as an exhibit to the registration statement.

Response 45.	The Registrant respectfully acknowledges the Staff’s position. However, the Registrant does not believe a subsidiary’s investment advisory contract, nor any other subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Item 28(h) of Form N-1A. Accordingly, the Registrant has not included the management agreement between the Adviser and the Subsidiary as an exhibit to the registration statement.

Part C

Comment 46.	The Staff notes that the legal opinions and consents for certain funds are described as “to be filed by Amendment.” See, e.g., VanEck Vectors REIT Preferred Securities ETF, VanEck Vectors AMT-Free National Municipal Index ETF, VanEck Vectors Long/Flat US Equity ETF, and VanEck Vectors MLP ETF. Please supplementally explain why legal opinions and consents have not been filed for these funds.

Response 46.	It is our practice to file a legal opinion and consent for a new fund at the time of the fund’s first filing under Rule 485(b). Legal opinions and consents have not been filed for VanEck Vectors REIT Preferred Securities ETF, VanEck Vectors AMT-Free National Municipal Index ETF, and VanEck Vectors MLP ETF because those funds have not made a filing under Rule 485(b). A legal opinion and consent was filed for the VanEck Vectors Long/Flat US Equity ETF (now named VanEck Vectors NDR CMG Long/Flat Allocation ETF) on September 27, 2017.

* * * * *

If you have any questions, please feel free to contact Brian Roe at (212) 649-8707 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss

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